                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)
                               (Final Amendment)

                        The Chase Manhattan Corporation
                                (Name of Issuer)

                         Common Shares, $2.00 par value
                         (Title of Class of Securities)

                                   161610100
                                 (CUSIP Number)

                            Nazeeh S. Habachy, Esq.
                                505 Park Avenue
                           New York, New York  10022
                                 (212) 750-4800

- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

            Please send copies of all notices and communications to:

                            William H. Hinman, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                           New York, New York  10022

                               December 31, 1993
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) or (4), check the following box:   [ ]

Check the following box if a fee is being paid with this statement:  [ ]

  CUSIP NO. 161610100                   13D                     Page 2 of 13 Pages
   1    Name of Reporting Person

        Crescent Diversified Limited

        S.S. or I.R.S. Identification No. of above Person


   2    Check the Appropriate Box if a Member of a Group
                                                                                   (a) [x]

                                                                                   (b) [ ]


   3    SEC Use Only

   4    Source of Funds
                              WC
   5    Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                                        [ ]





   6    Citizenship or Place of Organization
        British Virgin Islands

                            7    Sole Voting Power
                                      -0-
     Number of Shares       8    Shared Voting Power
   Beneficially Owned By          5,781,511
   Each Reporting Person    9    Sole Dispositive Power
          With                        -0-
                           10   Shared Dispositive Power
                                  5,781,511

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                  5,781,511
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares              [ ]

  13    Percent of Class Represented by Amount in Row (11)
                                    3.14%
  14    Type of Reporting Person
                                      CO

  CUSIP NO. 161610100                   13D                     Page 3 of 13 Pages
   1    Name of Reporting Person

        Crescent Securities Limited

        S.S. or I.R.S. Identification No. of above Person


   2    Check the Appropriate Box if a Member of a Group
                                                                                   (a) [x]

                                                                                   (b) [ ]


   3    SEC Use Only

   4    Source of Funds

   5    Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                                        [ ]





   6    Citizenship or Place of Organization
        British Virgin Islands

                            7    Sole Voting Power
                                      -0-
     Number of Shares       8    Shared Voting Power
   Beneficially Owned By              -0-
   Each Reporting Person    9    Sole Dispositive Power
          With                        -0-
                           10   Shared Dispositive Power
                                      -0-

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                      -0-
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares              [ ]

  13    Percent of Class Represented by Amount in Row (11)
                                      None
  14    Type of Reporting Person
                                       CO

  CUSIP NO. 161610100                   13D                     Page 4 of 13 Pages
   1    Name of Reporting Person

        Competrol Establishment

        S.S. or I.R.S. Identification No. of above Person


   2    Check the Appropriate Box if a Member of a Group
                                                                                   (a) [x]

                                                                                   (b) [ ]


   3    SEC Use Only

   4    Source of Funds
           Not Applicable
   5    Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                                        [ ]





   6    Citizenship or Place of Organization
        Liechtenstein

                            7    Sole Voting Power
                                      -0-
     Number of Shares       8    Shared Voting Power
   Beneficially Owned By          5,781,511
   Each Reporting Person    9    Sole Dispositive Power
          With                        -0-
                           10   Shared Dispositive Power
                                  5,781,511

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                  5,781,511
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares              [ ]

  13    Percent of Class Represented by Amount in Row (11)
                                    3.14%
  14    Type of Reporting Person
                                      HC

  CUSIP NO. 161610100                   13D                     Page 5 of 13 Pages
   1    Name of Reporting Person

        Olayan Investments (BVI) Limited

        S.S. or I.R.S. Identification No. of above Person


   2    Check the Appropriate Box if a Member of a Group
                                                                                   (a) [x]

                                                                                   (b) [ ]


   3    SEC Use Only

   4    Source of Funds
           Not Applicable
   5    Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                                        [ ]





   6    Citizenship or Place of Organization
        British Virgin Islands

                            7    Sole Voting Power
                                      -0-
     Number of Shares       8    Shared Voting Power
   Beneficially Owned By          5,781,511
   Each Reporting Person    9    Sole Dispositive Power
          With                        -0-
                           10   Shared Dispositive Power
                                  5,781,511

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                  5,781,511
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares              [ ]

  13    Percent of Class Represented by Amount in Row (11)
                                    3.14%
  14    Type of Reporting Person
                                      HC

  CUSIP NO. 161610100                   13D                     Page 6 of 13 Pages
   1    Name of Reporting Person

        Olayan Investments Company Establishment

        S.S. or I.R.S. Identification No. of above Person


   2    Check the Appropriate Box if a Member of a Group
                                                                                   (a) [x]

                                                                                   (b) [ ]


   3    SEC Use Only

   4    Source of Funds
           Not Applicable
   5    Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                                        [ ]





   6    Citizenship or Place of Organization
        Liechtenstein

                            7    Sole Voting Power
                                      -0-
     Number of Shares       8    Shared Voting Power
   Beneficially Owned By          5,781,511
   Each Reporting Person    9    Sole Dispositive Power
          With                        -0-
                           10   Shared Dispositive Power
                                  5,781,511

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                  5,781,511
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares              [ ]

  13    Percent of Class Represented by Amount in Row (11)
                                    3.14%
  14    Type of Reporting Person
                                      HC

  CUSIP NO. 161610100                   13D                     Page 7 of 13 Pages
   1    Name of Reporting Person

        Suliman S. Olayan

        S.S. or I.R.S. Identification No. of above Person


   2    Check the Appropriate Box if a Member of a Group
                                                                                   (a) [x]

                                                                                   (b) [ ]


   3    SEC Use Only

   4    Source of Funds
           Not Applicable
   5    Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                                        [ ]





   6    Citizenship or Place of Organization
        Kingdom of Saudi Arabia

                            7    Sole Voting Power
                                      -0-
     Number of Shares       8    Shared Voting Power
   Beneficially Owned By          5,781,511
   Each Reporting Person    9    Sole Dispositive Power
          With                        -0-
                           10   Shared Dispositive Power
                                  5,781,511

  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                  5,781,511
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares              [ ]

  13    Percent of Class Represented by Amount in Row (11)
                                    3.14%
  14    Type of Reporting Person
                                      IN

         This Amendment No. 1 (Final Amendment) amends and restates the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 22, 1991 by Crescent Diversified Limited ("CDL") and Crescent Securities Limited ("CSL"), each on its own behalf and on behalf of Competrol Establishment, Olayan Investments (BVI) Limited,Olayan Investments Company Establishment, and Mr. Suliman S. Olayan. The said Schedule 13D is hereinafter referred to as the "Schedule 13D".

         This Amendment No. 1 (Final Amendment) to Schedule 13D is being filed pursuant to Rule 13d-2 under the Securities Act of 1934, as amended (the "Act"), with respect to the shares of common stock, par value $2.00 per share, of The Chase Manhattan Corporation, a Delaware corporation, beneficially owned by CDL and CSL, and through them, the other Reporting Persons (as defined below). As a result of the events described in Item 5 below, CDL, CSL and the other Reporting Persons no longer beneficially own more than 5 percent of the outstanding shares of Common Stock. Accordingly, the Reporting Persons are no longer required to file amendments to the Schedule 13D.

Item 1.    Security and Issuer.

           Item 1 is hereby restated as follows:

           This statement relates to the shares of common stock, par value $2.00 per share (the "Common Stock"), of The Chase Manhattan Corporation (the "Company"), a Delaware corporation with its principal executive offices at One Chase Manhattan Plaza, New York, NY 10081.

Item 2.    Identity and Background.

           Item 2 is hereby amended and restated as follows:

     I.    Filing Persons.

           This statement is filed by CDL, a British Virgin Islands corporation, and CSL , a British Virgin Islands corporation, each on its own behalf and on behalf of Competrol Establishment, a Liechtenstein Anstalt ("CE"), Olayan Investments Company Establishment, a Liechtenstein Anstalt ("OICE"), Olayan Investments (BVI) Limited, a British Virgin Islands corporation ("OIBVI"), and Mr. Suliman S. Olayan (each a "Reporting Person" and, collectively, the "Reporting Persons"). The principal business of each of CDL and CSL is investing in securities for its own account.





                            Page 8 of 13 pages

II.   Executive Officers, Directors and Controlling Persons of CDL and CSL.

           The names, nationalities and principal occupations of the executive officers, directors and controlling persons of CDL and CSL are as follows:

           Executive Officers and Directors of CDL and CSL

           The directors of CDL are Mr. Suliman S. Olayan, Mr. Khaled S. Olayan, Ms. Hutham S. Olayan, Mr. Aziz D. Syriani, Mr. Akram A. Hijazi and Mr. William E. Flowers. Mr. Suliman Olayan and Mr. Khaled Olayan are subjects of the Kingdom of Saudi Arabia. Mr. Suliman Olayan's principal occupation is acting as Chairman and Chief Executive Officer of the Olayan Group of Companies, a group of affiliated companies engaged in diversified trading, service and investment activities in Saudi Arabia and elsewhere. Mr. Khaled Olayan's principal occupation is acting as Chairman and Chief Executive Officer of Olayan Saudi Holding Company, a member of the Olayan Group of Companies, the principal business of which is acting as a holding company for operating units engaged in trading and industrial activities. He is the son of Mr. Suliman Olayan. Mr. Syriani is a citizen of Canada and his principal occupation is acting as President and Chief Operating Officer of OICE. Mr. Hijazi is a citizen of Greece, and his principal occupation is acting as Executive Vice President and Chief Financial Officer of OICE. Ms. Hutham Olayan is a citizen of the United States of America and her principal occupation is acting as President of CDL and as an officer of certain other affiliated companies. Ms. Hutham Olayan is the daughter of Mr. Suliman Olayan. Mr. Flowers is a citizen of the United States of America and his principal occupation is acting as a partner in the law firm of Shearman & Sterling.

           The only executive officer of CDL is Mr. Roger D. Fipps who serves as its Vice President and Controller.

           The directors of CSL are Messrs. Syriani, Hijazi and Gabriel N. Saba. Mr. Saba is a citizen of the Republic of Lebanon and his principal occupation is acting as Comptroller of OICE.

           The executive officers of CSL are Mr. Syriani, President; Mr. Hijazi, Treasurer; Mr. Saba, Comptroller; and Mr. Nazeeh S. Habachy,
Secretary. Mr. Habachy is a citizen of the United States of America and his principal occupation is acting as General Counsel and Secretary of OICE, CE and other affiliated companies.

           Controlling Persons of CDL and CSL

           Both CDL and CSL are wholly owned subsidiaries of CE. The principal business of CE is investment. CE is a 50% owned subsidiary of OIBVI, the principal business of which is acting as a holding company and which is, in turn, wholly owned by OICE. The other 50% of CE is owned directly by OICE.
The principal business of OICE is acting as





                           Page 9 of 13 pages
the parent company of the Olayan Group of Companies. OICE is beneficially owned and controlled by Mr. Suliman S. Olayan.

           The members of the Board of Administrators of CE are Mr. Suliman S. Olayan, Mr. Syriani, Mr. Hijazi, Mr. Saba, and Dr. Peter Marxer. Dr. Marxer is a citizen of the Principality of Liechtenstein and his principal occupation is acting as an attorney at the law firm of Advokaturburo Dr. Marxer, Liechtenstein. The executive officers of CE are Mr. Syriani, President; Mr. Hijazi, Treasurer; Mr. Saba, Comptroller; and Mr. Habachy, Secretary.

           The directors of OIBVI are Mr. Syriani, Mr. Hijazi and Mr. Saba. The executive officers of OIBVI are Mr. Syriani, President; Mr. Hijazi, Treasurer; Mr. Saba, Comptroller; and Mr. Habachy, Secretary.

           The members of the Board of Administrators of OICE are Mr. Suliman Olayan, Mr. Khaled Olayan, Ms. Hutham Olayan, Ms. Lubna S. Olayan, Ms. Hayat S.O. Fleifel, Mrs. Mary P. Olayan, Mr. Syriani, Mr. Hijazi, Mr. Zahi W. Khouri and Dr. Marxer. Ms. Lubna Olayan and Ms. Hayat Fleifel are daughters of Mr. Suliman Olayan and subjects of the Kingdom of Saudi Arabia. Ms. Lubna Olayan's principal occupation is acting as Chief Executive Officer of Olayan Financing Company, a Saudi Arabian limited liability company and a subsidiary of the Olayan Group of Companies. Mrs. Mary Olayan is married to Mr. Suliman Olayan and is a citizen of the United States of America. Mr. Zahi Khouri is a citizen of the United States of America and his principal occupation is acting as President of Olayan Development Corporation and as an officer of certain affiliated companies.

           The executive officers of OICE are Mr. Suliman Olayan, Chairman and Chief Executive Officer; Mr. Syriani, President and Chief Operating Officer; Mr. Hijazi, Executive Vice President and Chief Financial Officer; Ms. Lubna Olayan and Ms. Hutham Olayan, Group Vice Presidents; Mr. Khouri, Group Vice President; Mr. Saba, Vice President and Comptroller; and Mr. Habachy, Secretary.

III. General.

           The address of the principal offices of CDL is 300 Park Avenue, New York, New York 10022. The business address of Ms. Hutham Olayan and Mr. Fipps is c/o Crescent Diversified Limited, 300 Park Avenue, New York, New York 10022. The business address of Dr. Marxer is Advokaturburo Dr. Marxer, Heiligkreuz 6, Postfach 484, 9490 Vaduz, Furstentum, Liechtenstein. The business address of Mr. Flowers is Shearman & Sterling, 153 East 53rd Street, New York, New York 10022.

           The address of the principal offices of CSL and the business addresses of all the remaining corporate entities and individuals named above is c/o Olayan Investments Company Establishment, 206 Syngrou Avenue, P. O. Box 75046, Kallithea, Athens 17610, Greece.





                            Page 10 of 13 pages

           During the last five years, none of the Reporting Persons, nor, to the best of the knowledge of each Reporting Person, any of the individuals identified above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           Item 3 is hereby amended and restated in its entirety as follows:

           The 5,781,511 shares of Common Stock beneficially owned by CDL were purchased out of the general funds of CDL.

           CSL does not beneficially own any shares of Common Stock.


Item 4.    Purpose of Transaction.

           Item 4 is hereby amended and restated as follows:

           The shares of Common Stock beneficially owned by CDL were acquired for investment purposes. CDL and CSL may, depending upon their evaluation of the business and prospects of the Company or on other developments they may consider relevant, increase or decrease their respective investments in the Company. Such transactions may be effected on the open market, or otherwise.

            Neither CDL, CSL nor any other Reporting Person has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. To the best knowledge of CDL, CSL and any other Reporting Person, none of their respective executive officers or directors has any plans or proposals that relate to or would result in any other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           Item 5 is hereby amended and restated as follows:

           As of December 31, 1993, when CDL's holding of Common Stock was 5,781,511 shares, and CSL did not hold any such shares, the total number of shares held by the two companies constituted only 3.14% of the outstanding shares of Common Stock which had increased from 149,316,890 at year-end 1992 to 184,290,491 at year-end 1993.




                          Page 11 of 13 pages

           To the best of the knowledge of each Reporting Person, none of them has effected any transactions in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Item 6 is amended and restated as follows:

           To the best of the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

                                      None





                             Page 12 of 13 pages

Signatures

                 After reasonable inquiry and to the best of their knowledge and belief, CDL and CSL, each on their own behalf and on behalf of CE, OIBVI, OICE and Mr. Suliman S. Olayan, hereby certify that the information set forth in this Statement is true, complete and correct.

CRESCENT DIVERSIFIED LIMITED                        CRESCENT SECURITIES LIMITED


By:  /s/ Roger D. Fipps                             By: /s/ N.S. Habachy
    ------------------------                            ----------------------
   Name:  Roger D. Fipps*                               N.S. Habachy*
   Title: Vice President                                Corporate Secretary


Dated:  February 25, 1994





- ----------------------------------

* Each of CDL and CSL is executing this Amendment No. 1 (Final Amendment) to the Schedule 13D on its own behalf and on behalf of the other Reporting Persons pursuant to a joint filing agreement dated as of April 22, 1991 among CE, OIBVI, OICE and Mr. Suliman S. Olayan which is attached as an exhibit to the Schedule 13D, and is incorporated herein by this reference.


                              Page 13 of 13 pages